UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-39859

Kuke Music Holding Limited

Room 1905, Building A,

Ping An International Financial Center,

No. 1 Xinyuan South Road, East Third Ring Road,

Chaoyang District, Beijing

People’s Republic of China

+86-010-6561 0392

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Exhibits.

Number
99.1	Press Release – Kuke Announces Plan to Implement ADS Ratio Change

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kuke Music Holding Limited

By:	/s/ Li Li
	Name:	Li Li
	Title:	Chief Financial Officer
	Date:	March 3, 2025

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